MEMX Members Exchange

April 8, 2025

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibit:

- Exhibit C (updated to note changes to the Officers of MEMX Holdings LLC, Officers of MEMX Execution Services LLC, and Officers of MEMX Labs LLC)
- Exhibit J (updated to note changes to the Officers of MEMX LLC).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 4/08/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

25000103

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number:
   833-415-6300
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner — Chief Executive Officer — 551-370-1001
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MEMX LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 4/08/25 (MM/DD/YY) — MEMX LLC (Name of applicant)

By: [signature] (Signature) — Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 8th day of April (Month), 2025 (Year) by Lauren Strathman, CCP (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/1/2027

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC), 100% of the equity of MX2 LLC, 100% of the equity of MEMX Technologies LLC, 100% of the equity of MEMX Digital Assets LLC, and 100% of the equity of MEMX Labs LLC. MEMX Holdings LLC is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Juinn Ho

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

Citadel Securities Principal Investments LLC	Matt Culek	Donnie Phillips
Citicorp North America, Inc.	Michael Masone	Siris Singh
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Jason Epstein
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Lily McInerney	Matthew Cramer
Optiver PSI B1 LLC	Rutger Brinkhuis	Liam Smith
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Inessa Even	Niall O'Brien

Observers of MEMX Holdings LLC

Not applicable

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	TBD*	TBD*	
Chief Information Officer	Dominick Paniscotti	4/4/2024	
Chief Operating Officer	Quito Zuba	4/4/2024	

Chief Technology Officer	Dominick Paniscotti	6/3/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief People Officer	Kerry Katz	11/14/2022	

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Holdings LLC.*

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025

<u>Committees of MEMX Holdings LLC</u>

(1) Finance and Audit Committee of MEMX Holdings LLC

The following Directors are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following Directors are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Liam Smith

(3) Compensation Committee of MEMX Holdings LLC

The following Directors are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair

Matt Culek
Brian Nigito
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following Directors are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Inessa Even
Liam Smith
Andrew Upward

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Equities Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Lily McInerney
Derrick Chan
Jessica D'Alton
Jason Epstein
Alex Gorodetsky
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Andrew Smith
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Options Market Structure Committee of MEMX Holdings LLC:

Liam Smith, Chair
Steve Crutchfield
Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane
Ovi Montemayor
Nate Pomeroy
Sanjiv Prasad
Andrew Smith

(7) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Matt Culek
Christopher Larkin
Brian Nigito
Donnie Phillips
Andrew Smith
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC. MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.50% of the equity of MEMX LLC. MEMX SubCo LLC is an intermediate holding company that does not have any operations or provide any services.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the First Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC provides technology and other related services to third parties. MEMX Technologies provides such technology and services to third parties on a contractual basis. Services included may include development

services, infrastructure services, operational support and other functions. Depending on the scope of the contractual agreement, MEMX Technologies may be in possession of the Confidential Trading Information of other customers, including other customers regulated by the Securities and Exchange Commission. MEMX Technologies has implemented policies and procedures to ensure that such Confidential Trading Information is not available to personnel other than those providing services to third parties on behalf of MEMX Technologies and further that such Confidential Trading Information is handled appropriately by those who do have access to such information.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the First Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the directors of MEMX Execution Services LLC:

Jonathan Kellner
Lauren Strathman
Quito Zuba

The following persons are the officers of MEMX Execution Services LLC:

Jonathan Kellner (Chief Executive Officer)
Lauren Strathman (Chief Compliance Officer)
Anders Franzon (General Counsel and Secretary)
Megan Sauerwine (Controller and FINOP)
TBD* (Chief Financial Officer)
Quito Zuba (Head of Market Operations)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Execution Services LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

2. *Form of organization*: Exempted Limited Liability Company (LLC)

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Jonathan Kellner (Chief Executive Officer)
TBD* (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Digital Assets LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Labs LLC

1. *Name*: MEMX Labs LLC

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023

4. *Brief description of nature and extent of affiliation:* MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by MX2 LLC, MEMX LLC, MEMX Technologies LLC, or MEMX Holdings LLC (or any affiliate thereof) and assigned to MEMX Labs LLC). Such intellectual property relates to and may be used in the business and operations of MX2 LLC, MEMX LLC, MEMX Technologies LLC and/or MEMX Holdings LLC. MEMX Labs LLC will license such intellectual property to MX2 LLC, MEMX LLC, MEMX Technologies LLC, and MEMX Holdings LLC as applicable. MEMX Technologies LLC may further license such intellectual property to third party clients.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-11 is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-12 is the Limited Liability Company Agreement of MEMX Labs LLC dated September 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Labs LLC's sole member and managing member is MEMX Holdings LLC.

Officers of MEMX Labs LLC

The following persons are the officers of MEMX Labs LLC:

Jonathan Kellner (Chief Executive Officer)
TBD* (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Labs LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MX2 LLC

1. *Name:* MX2 LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023.

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MX2 LLC is an entity formed for the purpose of operating a national securities exchange registered with the Commission. MX2 LLC obtained Commission approval to register as a national securities exchange under Section 6 of the Securities Exchange Act of 1934 on March 14, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-13 is the Certificate of Formation of MX2 LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-14 is the Limited Liability Company Agreement of MX2 LLC dated June 1, 2023.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MX2 LLC's sole member and manager is MEMX Holdings LLC.

Directors of MX2 LLC

MX2 LLC has not yet appointed any directors but plans to do so in connection with the SEC's recent approval of its application to register as a national securities exchange. The following persons are the anticipated directors of MX2 LLC:

Erica Attonito
Matthew Brennan

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

Barry Hochhauser
Jonathan Kellner
Deana Korby
Faris Matalka
Montes Piard
Hal Scott
Amy Wong

Observers of MX2 LLC
Not applicable

Officers of MX2 LLC

MX2 LLC has not yet appointed any directors but plans to do so in connection with the SEC's recent approval of its application to register as a national securities exchange. The following persons are the anticipated officers of MX2 LLC:

Committees of MX2 LLC

MX2 LLC anticipates that it will establish the Exchange Board committees listed below, each of which shall be comprised of at least three members.

(1) Appeals Committee of MX2 LLC

Arianne Adams
Barry Hochhauser
Deana Korby

(2) Nominating Committee of MX2 LLC

Dan Weingarten
Diana Didia
Kenneth Grossfield

(3) Member Nominating Committee of MX2 LLC

Lauren Arbid
Brian Suth
Matthew Healey

(4) Regulatory Oversight Committee of MX2 LLC

Hal Scott
Montes Piard

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

Amy Wong

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Directors of MEMX LLC</u>

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

(A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);

(B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

(C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

(D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	Classification	Commencement Date	Title/Business
Erica Attonito	Member Representative	May 19, 2020	Head of Sales, Business Development Hudson River Trading
Arianne Adams	Member Representative	January 15, 2025	Chief Strategy Officer, Webull US

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

Barry Hochhauser	Non-Industry/Independent	September 11, 2024	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA
Jonathan Kellner	Industry/ CEO	May 19, 2020	CEO, MEMX
Faris Matalka	Industry/ Investor	September 22, 2022	Managing Director, Trading Operations, Charles Schwab & Co.
Deana Korby	Non-Industry/ Independent	May 19, 2020	Vice President Finance, Investor Relations, IBM Corporation
Matthew Brennan	Industry/ Investor	December 4, 2020	Head of U.S. ETF Secondary Market Trading, BlackRock
Montes Piard	Non-Industry/ Independent	May 19, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic
Hal Scott	Non-Industry/ Independent	May 19, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020	Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MEMX LLC but no longer serve on the Board:

Name	**Classification**	**Commencement Date - Termination Date**	**Title/Business**
JJ Kinahan	Industry/ Investor	May 19, 2020 – April 12, 2022	Managing Director, Chief Market Strategist, TD Ameritrade
Crystal Reilly	Non-Industry/ Independent	May 19, 2020 – July 12, 2024	Former Chief Corporate Compliance Officer, Bats Global Markets

MEMX LLC
Date of Filing/Accurate as of: April 8, 2025

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
Chief Financial Officer	TBD*	TBD*	
Chief Information Officer	Dominick Paniscotti	4/4/2024	
Chief Operating Officer	Quito Zuba	4/4/2024	
Chief Regulatory Officer	Adam Schwartz	4/1/2025	
Chief Risk Officer	Crystal Reilly	7/15/2024	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Kerry Katz	11/14/2022	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief Information Security Officer	Jamie Voto	3/30/2020	

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX LLC.*

The following persons have served as officers of the Exchange during the previous year but no longer serve as officers of the Exchange:

Title	Name	Commencement Date	Termination Date
Chief Regulatory Officer	Scott Palmer	11/18/2019	10/18/2024
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025

Interim Chief Regulatory Officer	Crystal Reilly	10/21/2024	4/1/2025

Committees of MEMX LLC

The Exchange's current committees are listed below.

Appeals Committee of MEMX LLC

Name	Classification	Commencement Date	Title/Business
Arianne Adams	Member Representative	January 15, 2025	Chief Strategy Officer, Webull US
Deana Korby	Non-Industry/ Independent	August 11, 2020	Vice President Finance, Investor Relations, IBM Corporation
Barry Hochhauser	Non-Industry/ Independent	September 11, 2024	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA

Nominating Committee

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 19, 2020	Managing Director, Equities Prime Services / Correspondent Clearing, Oppenheimer & Co. Inc.
Diana Didia	Non-Industry/ Independent	May 19, 2020	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date	Title/Business

Lauren Arbid	Member Representative	September 11, 2024	Director, U.S. Head of Relationship Management, ABN AMRO Clearing USA
Brian Suth	Member Representative	May 19, 2020	Head of Electronic Trading, Evercore
Matthew Healey	Member Representative	November 4, 2024	Head of Equities, Webull Financial

Regulatory Oversight Committee

Name	Classification	Commencement Date	Title/Business
Montes Piard	Non-Industry/ Independent	July 12, 2024	Vice President/Global Controller – Finance/Accounting, General Atlantic
Amy Wong	Non-Industry/ Independent	June 11, 2020	Retired; Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School